SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                        (Amendment No. 6)

                  FHP INTERNATIONAL CORPORATION
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                          302426 10 1
                         (CUSIP Number)


     Check the following box if a fee is being paid with this statement ___. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








                       Page 1 of 5 Pages

                                             Page 2 of 5 Pages

CUSIP No.  302426 10 1
_________________________________________________________________

  1) Names of Reporting Persons S.S. or I.R.S. Identification
     Nos. of Above Persons
     FHP International Corporation Employee Stock Ownership Plan
_________________________________________________________________

  2) Check the Appropriate Box if a Member of a Group (See
     Instructions)
     (a)  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     (b)  . X
_________________________________________________________________

  3) SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . .
_________________________________________________________________

  4) Citizenship or Place of Organization . . . . .  California
_________________________________________________________________

               (5) Sole Voting Power . . . . . . . . 3,626,299

 Number of     __________________________________________________
 Shares
 Beneficially  (6) Shared Voting Power  . . . . . . . . . . . .
 Owned by      __________________________________________________
 Each
 Reporting     (7) Sole Dispositive Power . . . . . .3,626,299

 Person        __________________________________________________
 With:
               (8) Shared Dispositive Power . . . . . . . . . .
_________________________________________________________________

  9) Aggregate Amount Beneficially Owned by Each Reporting Person
     . . . . . . . . . . .  3,626,299
_________________________________________________________________

 10) Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares (See Instructions)
_________________________________________________________________

 11) Percent of Class Represented by Amount in Row 9 . . .   9.1%
_________________________________________________________________

 12) Type of Reporting Person (See Instructions) . . . . . .  EP
_________________________________________________________________

                                               Page 3 of 5 Pages

                          SCHEDULE 13G

Item 1    (a)  Name of Issuer:

               FHP International Corporation

          (b)  Address of Issuer's Principal Executive Offices:

               9900 Talbert Avenue
               Fountain Valley, California  92708

Item 2    (a)  Name of Person Filing:

               FHP International Corporation Employee Stock
               Ownership Plan

          (b)  Address of Principal Business Office:

               9900 Talbert Avenue
               Fountain Valley, California  92708

          (c)  Citizenship:

               Organized in California

          (d)  Title of Class of Securities:

               Common Stock, par value $.05 per share

          (e)  CUSIP Number:

               302426 10 1

Item 3    Filed Pursuant to Rules 13d-1(b) or 13d-2(b):

          Inapplicable

Item 4    Ownership:

          (a)  3,626,299 shares beneficially owned

          (b)  Represents 9.1% of the class

          (c) Sole voting and dispositive power over 3,626,299 shares

Item 5    Ownership of Five Percent or Less of a Class:

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

                                               Page 4 of 5 Pages


Item 6    Ownership of More Than Five Percent on Behalf of
          Another Person:

          Participants' individual accounts under the FHP
          International Corporation Employee Stock Ownership Plan have the right to receive dividends from and the proceeds from the sale of such securities.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
          Holding Company:

          Inapplicable

Item 8    Identification and Classification of Members of the
          Group:

          Inapplicable

Item 9    Notice of Dissolution of Group:

          Inapplicable

Item 10   Certification:

          Inapplicable

                                               Page 5 of 5 Pages
Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 18, 1995

FHP International Corporation
Employee Stock Ownership Plan



By:  /s/ Mark B. Hacken
   Mark B. Hacken, Chairman
   Administrative Committee


DOCS\RP0603.doc